1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2024
(Commission File Number: 001-14700)
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Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
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No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan, R.O.C.
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: October 4, 2024	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

Amkor and TSMC to Expand Partnership and Collaborate on Advanced Packaging in Arizona

TEMPE, Ariz. and HSINCHU, Taiwan, R.O.C. Oct. 4, 2024 – Amkor Technology, Inc. (Nasdaq: AMKR) and TSMC (TWSE: 2330, NYSE: TSM) announced today that the two companies have signed a memorandum of understanding to collaborate and bring advanced packaging and test capabilities to Arizona, further expanding the region’s semiconductor ecosystem.

Amkor and TSMC have been closely collaborating to deliver high volume, leading-edge technologies for advanced packaging and testing of semiconductors to support critical markets such as high-performance computing and communications. Under the agreement, TSMC will contract turnkey advanced packaging and test services from Amkor in their planned facility in Peoria, Arizona. TSMC will leverage these services to support its customers, particularly those using TSMC’s advanced wafer fabrication facilities in Phoenix. The close collaboration and proximity of TSMC’s front-end fab and Amkor’s back-end facility will accelerate overall product cycle times.

The companies will jointly define the specific packaging technologies, such as TSMC’s Integrated Fan-Out (InFO) and Chip on Wafer on Substrate (CoWoS®) that will be employed to address common customers’ needs.

The agreement underscores the shared commitment to supporting customer requirements for geographic flexibility in front-end and back-end manufacturing, as well as fostering the development of a vibrant and comprehensive semiconductor manufacturing ecosystem in the United States. The companies’ shared vision is to enable seamless technology alignment for customers across a global manufacturing network.

“Amkor is proud to collaborate with TSMC to provide seamless integration of silicon manufacturing and packaging processes through an efficient turnkey advanced packaging and test business model in the United States,” said Giel Rutten, Amkor’s president and chief executive officer. “This expanded partnership underscores our commitment to driving innovation and advancing semiconductor technology while ensuring resilient supply chains.”

“Our customers are increasingly depending on advanced packaging technologies for their breakthroughs in advanced mobile applications, artificial intelligence and high-performance computing, and TSMC is pleased to work side by side with a trusted longtime strategic partner in Amkor to support them with a more diverse manufacturing footprint,” said Dr. Kevin Zhang, TSMC’s Senior Vice President of Business Development and Global Sales, and Deputy Co-COO. “We look forward to close collaboration with Amkor at their Peoria facility to maximize the value of our fabs in Phoenix and provide more comprehensive services to our customers in the United States.”

About Amkor
Amkor Technology, Inc. is the world's largest US headquartered OSAT (outsourced semiconductor assembly and test) service provider. Since its founding in 1968, Amkor has pioneered the outsourcing of IC packaging and test services and is a strategic manufacturing partner for the world's leading semiconductor companies, foundries, and electronics OEMs. Amkor provides turnkey manufacturing services for the communication, automotive and industrial, computing, and consumer industries, including but not limited to smartphones, electric vehicles, data centers, artificial intelligence and wearables. Amkor's operational base includes production facilities, research and development centers, and sales and support offices located in key electronics manufacturing regions in Asia, Europe and the United States. For more information visit amkor.com.
About TSMC
TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 288 distinct process technologies, and manufactured 11,895 products for 528 customers in 2023 by providing broadest range of advanced, specialty and advanced packaging technology services. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

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TSMC Spokesperson:	TSMC Media Contacts:
Wendell Huang Senior Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-5636688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Michael Kramer Public Relations Tel: 886-3-5636688 ext.7125031 Mobile: 886-988-9311-352 E-Mail: pdkramer@tsmc.com

Amkor Investor Relations:	Amkor Media Contact:
Jennifer Jue Vice President, Investor Relations and Finance Tel: 1-480-786-7594 E-Mail: jennifer.jue@amkor.com	Christina Parsons Director, Marketing Communications Tel: 1-480-786-7823 E-Mail: christina.parsons@amkor.com